UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

**Form 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16**

**UNDER THE SECURITIES EXCHANGE ACT OF 1934**



Dated as of January 18, 2001

NETIA HOLDINGS S.A.

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(Translation of registrant's name into English)

UL. POLECZKI 13

02-822 WARSAW, POLAND



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(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

**netia**

**FOR IMMEDIATE RELEASE**

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

## NETIA MAKES ANNOUNCEMENT ON INTEREST PAYMENTS

WARSAW, Poland – January 15, 2002 – Netia Holdings S.A. (the "Company" or "Netia") (Nasdaq: NTIA, WSE: NET), Poland's largest alternative fixed-line telecommunications services provider, announced today that an "event of default" occurred as of the close of business yesterday under the indentures governing the 13 1/8% Senior Dollar Notes due 2009 and the 13½% Senior Euro Notes due 2009 of its subsidiary, Netia Holdings II B.V. As previously announced, Netia Holdings II B.V., did not make an interest payment of $6,562,500 on the 13 1/8% Senior Dollar Notes due 2009 or an interest payment of approximately EUR 6,750,000 on the 13½% Senior Euro Notes due 2009, both of which were due on December 15, 2001. Since Netia Holdings II B.V. did not make these interest payments on or before the expiration of the applicable grace period on January 14, 2002, an "event of default" under the indentures governing these notes has occurred. Netia also announced today that the event of default under the indentures governing these notes has triggered the cross-default provisions of the indentures governing the 10 ¼% Senior Dollar Notes due 2007 of Netia Holdings B.V., the 11 ¼% Senior Discount Dollar Notes due 2007 of Netia Holdings B.V., the 11% Senior Discount DM Notes due 2007 of Netia Holdings B.V. and the 13 ¾% Senior Euro Notes due 2010 of Netia Holdings II B.V. and, as a result, an "event of default" also occurred as of the close of business yesterday under the indentures governing those notes.

Netia previously announced plans to engage in discussions with its bondholders concerning a consensual reorganization of its balance sheet to reduce its debt and interest burdens. Pending further developments in relation to these discussions, it made the decision in December to withhold the interest payments on certain of the notes due on December 15, 2001.

Netia is the leading alternative fixed-line telecommunications provider in Poland. Netia provides a broad range of telecommunications services including voice, data and Internet-access and commercial network services. Netia's American Depositary Shares ("ADSs") are listed on the Nasdaq National Market (NTIA), and the Company's ordinary shares are listed on the Warsaw Stock Exchange. Netia owns, operates and continues to build a state-of-the-art fiber-optic network that, at September 30, 2001, had connected 343,634 active subscriber lines, including 93,713 business lines. Netia currently provides voice telephone service in 24 territories through Poland, including in six of Poland's ten largest cities.

*Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, and its Current Report on Form 6-K filed with the Commission on November 6, 2001. The Company undertakes no obligation to publicly update or revise any forward-looking statements.*

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**EXPLANATORY NOTE**

Attached are the following items:

1. Press Release, dated January 15, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

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## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2002

NETIA HOLDINGS S.A.

By: ____________________
Name: Kjell-Ove Blom
Title: acting President

By: ____________________
Name: Avraham Hochman
Title: VP Finance